Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

August 31, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed August 3, 2018
File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 7 to Registration Statement on Form S-1 for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the oral comments of the reviewing staff of the Commission received August 17, 2017 (the “Oral Comments”) in response to the filing of the Amendment No. 6 to Registration Statement on Form S-1 in August 2018. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

1.	The last response indicated that the "Brown" contract was no longer in effect or applicable, so please eliminate exhibits 10.4 and 10.5 or explain why those agreements are still material agreements.

Response: In response to the comment made by the Staff of the Commission, the Company has removed Exhibits 10.4 and 10.5 from its disclosure.

2.	Please provide a set price or a price range for the offering price of the common stock shares to be registered under the Registration Statement.

Response: In response to the comment made by the Staff of the Commission, the Company has provided a price range for the offering price of the common stock shares to be registered under the Registration Statement.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Oral Comments. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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